Filed Pursuant to Rule 424B(3)
Registration No. 333-53200
PROSPECTUS SUPPLEMENT

Hypertension Diagnostics, Inc.

Offering of 2,752,192 Redeemable Class B Warrants

to Purchase Common Stock

     On January 23, 2001, we commenced an offering of Redeemable Class B Warrants (“Class B Warrant”) to the holders of our Redeemable Class A Warrants (“Class A Warrant”) and the holders of our Units, which consist of one share of Common Stock and one Class A Warrant. In this Prospectus Supplement, when we refer to a “holder of a Class A Warrant,” we mean both the Unit holders and the Class A Warrant holders who are eligible to participate in this offering.

•	This offering is only to eligible holders of a Class A Warrant. Class A Warrant holders who reside in certain states must own at least one share of our Common Stock to be considered an eligible holder.

•	As an incentive to exercise the Class A Warrants (which we issued in connection with our initial public offering) on or before 5:00 p.m. Central Time on March 26, 2001, Hypertension Diagnostics, Inc. is offering to each eligible holder of a Class A Warrant one Class B Warrant. We will issue a Class B Warrant for no additional consideration for each Class A Warrant properly exercised on or before 5:00 p.m. Central Time on March 26, 2001. The Class B Warrant will enable the Class B Warrant holder to acquire the same number of shares of Common Stock the holder acquired upon proper exercise, on or before 5:00 p.m. Central Time on March 26, 2001, of that holder’s Class A Warrants.

•	In connection with this offering, we are reducing the exercise price of the Class B Warrant. Beginning on the date of this Prospectus Supplement and continuing until the expiration of the Class B Warrant, the exercise price per share of our Common Stock issuable upon exercise of the Class A Warrant will be reduced from $9.00 to $5.85. This reduction is effective for the full remaining term of the Class B Warrant. This is the only change to the terms of the Class B Warrant.

•	The term of the Class B Warrants expires on January 23, 2006. The Class B Warrants may be redeemed by us for $.01 per Class B Warrant at any time, provided that the closing bid price of our Common Stock exceeds $13.50 (subject to adjustment) for 5 consecutive trading days, as reported by The Nasdaq SmallCap Market. On March 7, 2001 the Class B Warrant began trading on The Nasdaq SmallCap Market under the symbol “HDIIZ.”

•	This offering of Class B Warrants expires at 5:00 p.m. Central Time on March 26, 2001.

    This is only a supplement to the Prospectus dated January 23, 2001. All information regarding the Company and the offering not changed by this Prospectus Supplement remains as described in the Prospectus dated January 23, 2001. Class A Warrant holders should read both the Prospectus dated January 23, 2001 and this Prospectus Supplement dated March 13, 2001 before deciding to invest.

This Prospectus Supplement is Dated March 13, 2001.